FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairperson), N J Holland
†**
(Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, C A
Carolus, R Dañino*, A R Hill , R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British, Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za
Enquiries
Investor Enquiries
Willie Jacobsz
Tel      +508 839-1188
Mobile +857 241-7127
email    Willie.Jacobsz@gfexpl.com
Nikki Catrakilis-Wagner
Tel      +27 11 562-9706
Mobile +27 (0) 83 309-6720
email    Nikki.Catrakilis-Wagner@
            goldfields.co.za
Media Enquiries
Sven Lunsche
Tel       +27 11 562-9763
Mobile +27 (0) 83 260 9279
email    Sven.Lunsche@goldfields.co.za
MEDIA RELEASE
NEW GOLD FIELDS CHAIRPERSON
Johannesburg, 31 May 2010: Gold Fields Limited (Gold Fields) (JSE,
NYSE, NASDAQ Dubai: GFI) Johannesburg today announces that Alan
Wright will retire as chairperson and director of Gold Fields with effect from the next Annual General Meeting on 2 November 2010.

Mr Wright will be replaced as chairperson by prominent businesswomen and political and social activist, Dr Mamphela Ramphele. Dr Ramphele will join the board as non-executive director and deputy chairperson on 1 July
2010 and take over as chairperson at the AGM.

Dr Ramphele, a former executive of the World Bank and vice-chancellor of the University of Cape Town, is a director of Remgro, Anglo American,
Medi-Clinic and social entrepreneurial company Letsemacircle.

Mr Wright’s departure in November will bring to an end a long and distinguished career at Gold Fields, which he joined in 1969. As Chief
Executive Officer of Gold Fields of South Africa he was instrumental in the formation of Gold Fields Limited in 1998. Mr Wright was also deputy chairperson of Gold Fields from 1994 until he took over as chairperson in
2005.

Gold Fields Chief Executive Officer, Nick Holland, said: “Alan has overseen the transformation of Gold Fields and his wealth of experience as well as commitment to the Company will be missed by all employees.
On a personal level, he has been my mentor and I will miss his guidance in the exciting times ahead.”

Mr Holland added: “In Dr Ramphele we have found the ideal person to take over from Alan. As we advance on our path to being the world’s leading sustainable gold producer I can think of few better candidates than
Dr Ramphele to lead us there.”

Dr Ramphele commented: “I am delighted to be part of a company with a strong South African base that has extensive mineral reserves in leading mining locations around the world. I will be joining a group that is committed to sustainable mining and the responsible exploitation of resources to the benefit of all stakeholders, including shareholders, employees, communities and the public sector.”

Mr Wright added: “Gold Fields is very fortunate in having found in Dr
Ramphele a person with the required wealth of experience and ability to build on the Company’s solid foundations and lead it into the future as one of the world’s top gold miners.”
ends

Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock
Exchange (NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX) and the Swiss Exchange
(SWX). For more information please visit the Gold Fields website at www.goldfields.co.za
*Based on the annualised run rate for the second quarter of F2010

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 31 May 2010
GOLD FIELDS LIMITED
By:
Name:    Mr W J Jacobsz
Title:       Senior Vice President: Investor
              Relations and Corporate Affairs